Exhibit 99.1

PARINGA SIGNS THIRD COAL SALES AGREEMENT WITH A MAJOR UTILITY FOR UP TO 1.4 MILLION TONS

HIGHLIGHTS:

•	Paringa has signed a new five-year coal sales agreement with Big Rivers Electric Corporation (“BREC”) to sell up to 1,400,000 tons of coal from 2019 to 2023

•	The new sales agreement complements Paringa’s existing sales contracts totalling 4,750,000 tons to LG&E and KU, and 650,000 tons to OVEC-IKEC

•
BREC is a member-owned generation and transmission cooperative headquartered in Henderson, Kentucky. BREC provides wholesale electric power and services to three distribution cooperative members across 22 counties in western Kentucky

•	BREC operates two major local coal fired power stations, the Robert D Green and D.B. Wilson plants, located in very close proximity to Paringa on the Green River

•	The coal sales agreement is for the Poplar Grove Mine’s 11,250 Btu/lb coal specification and will be sold at Paringa’s Ainsworth Dock on the Green River on an F.O.B. Barge basis

•	Future coal sales contracts are focused on delivery from 2020 onwards and Paringa continues to make progress with a wide range of customers

Paringa Resources Limited (“Paringa” or “Company”) (ASX: PNL, NASDAQ: PNRL) is pleased to advise that it has signed a sales agreement with Big Rivers Electric Corporation (“BREC”) for coal sales from its Poplar Grove Mine, totaling up to 1,400,000 tons of coal from 2019 to 2023. The sales agreement with BREC takes Paringa’s total 5-year contracted sales position to 6,800,000 tons, including existing sales agreements with LG&E and KU and OVEC-IKEC.

The Poplar Grove Mine’s direct barge access to the Green and Ohio River systems provides a significant transportation cost advantage over many other coal operations in the region, with BREC’s R.D. Green and D.B. Wilson plants located in very close proximity to Paringa on the Green River.

Under the coal sales agreement, Paringa is contracted to deliver a minimum of 1,280,000 tons and a maximum of 1,400,000 tons of 11,250 btu/lb product from its Poplar Grove Mine over a 5-year period at annual fixed pricing and on a mutually agreeable delivery schedule. Pricing terms are consistent with Paringa’s existing sales contract with LG&E and KU.

Annual contracted volumes (t)
Year	Minimum volume	Maximum volume
2019	100,000	100,000
2020	220,000	250,000
2021	320,000	350,000
2022	320,000	350,000
2023	320,000	350,000
Total	1,280,000	1,400,000

Figure 1: Paringa’s annual contracted volume profile with BREC

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
New York Office:	28 W 44th Street, Suite 810 | New York | NY | 10036	Website:	www.paringaresources.com
Registered Office:	Level 9, BGC Centre, 28 The Esplanade | Perth | WA | 6000	ABN:	44 155 922 010

Figure 2: Paringa’s contracted coal sales position, 2019 – 2023 (kt)

Paringa’s Chief Executive Officer, Mr. Egan Antill, said: “We are delighted to enter into a coal sales agreement with a high quality, locally owned organisation such as BREC, complementing our existing coal sales agreements with LG&E and KU and OVEC-IKEC. We have expanded our contracted position with three high quality customers to 6.7 million tons, providing clear revenue visibility for a significant portion of our production over the next 5 years to a diversified customer base."

For further information, contact:

Egan Antill	Dominic Allen
Chief Executive Officer	Vice President, Finance
eantill@paringaresources.com	dallen@paringaresources.com

Forward Looking Statements

This report may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statements

The information in this report that relates to Exploration Results, Coal Resources, Coal Reserves, Mining, Coal Preparation, Infrastructure, Production Targets and Cost Estimation was extracted from Paringa’s ASX announcements dated May 17, 2018 entitled ‘Equity Raising Investor Presentation’, March 28, 2017 entitled ‘Expanded BFS Results Confirms Development Pathway to A$850 million NPV’ and December 2, 2015 entitled ‘BFS Confirms Buck Creek will be a Low Capex, High Margin Coal Mine’ which are available to view on the Company’s website at www.paringaresources.com.

Paringa confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning the Coal Resource, Coal Reserve, Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this announcement have not been materially modified from the original ASX announcements.